SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274, 333-105360, 333-124482 and 333-124491) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold________________

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  November 10, 2005

FORM 51-102F3
Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.
Suite 1600 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P1

Item 2.

Date of Material Change

October 31, 2005

Item 3.

News Release

A news release was issued by Placer Dome Inc. ("Placer Dome") through the facilities of CCNMatthews, and various other news dissemination facilities and publications on October 31, 2005.  A copy of such news release is attached to this material change report as Schedule "A".

Item 4.

Summary of Material Change

On October 31, 2005, Placer Dome was informed that Barrick Gold Corporation ("Barrick") intended to make an unsolicited offer to purchase all of the outstanding publicly traded shares of Placer Dome and that Barrick had entered into arrangements with Goldcorp Inc. ("Goldcorp") in relation to the subsequent on-sale by Barrick of certain assets owned by Placer Dome.

Item 5.

Full Description of Material Change

On October 31, 2005, Placer Dome had been informed that Barrick intended to make an unsolicited offer to purchase all of the outstanding publicly traded shares of Placer Dome and that Barrick had entered into arrangements with Goldcorp in relation to the subsequent on-sale by Barrick of certain assets owned by Placer Dome.

Placer Dome's Board of Directors will be meeting to consider this unsolicited proposal, and will make a statement in due course. Until Placer Dome receives the offer and completes its review, it will not comment on the offer or its content and will not speculate as to any future course of action it might take.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Telephone: (604) 682-7082
Fax: (604) 661-3703

Item 9.

Date of Report

November 4, 2005

SCHEDULE A

Placer Dome Responds to Announcements by Barrick and Goldcorp

October 31, 2005

This news release contains "forward-looking statements" that are subject to risk factors set out in the cautionary note contained within this news release.

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) has been informed that Barrick Gold Corporation intends to make an unsolicited offer to purchase all of the outstanding publicly traded shares of Placer Dome and that Barrick has entered into arrangements with Goldcorp Inc. in relation to the subsequent on-sale by Barrick of certain assets owned by Placer Dome.

Placer Dome's Board of Directors will be meeting to consider this unsolicited proposal, and will make a statement in due course. Until the Company receives the offer and completes its review, it will not comment on the offer or its content and will not speculate as to any future course of action it might take.

Placer Dome is a global gold mining company employing more than 13,000 people at 16 mining operations in seven countries. The Vancouver-based company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

For further information please contact:
Investor Relations:
Greg Martin (604) 661-3795
Meghan Brown (604) 661-1577
Media Relations:
Gayle Stewart (604) 661-1911
Toll-free within North America: 1-800-565-5815

Head office
Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, B.C. Canada V7X 1P1
Tel: (604) 682-7082

On the internet: www.placerdome.com

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" that were based on Placer Dome's expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome's business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome's mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

* uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;
* uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
* uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
* uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;
* operating and technical difficulties in connection with mining development activities;
* uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;
* uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of reserves;
* uncertainties related to unexpected judicial or regulatory proceedings;
* changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
> mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
> expected effective future tax rates in jurisdictions in which our operations are located;
> the protection of the health and safety of mine workers; and
> mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
* changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, operating supplies, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;
* the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
* unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
* changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
* environmental issues and liabilities associated with mining including processing and stock piling ore;
* geopolitical uncertainty and political and economic instability in countries which we operate; and,
* labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or extreme weather conditions, environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome's Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.